Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging’s PillCam® COLON Now Reimbursable for
Hospital Inpatient Use in Germany

YOQNEAM, ISRAEL, February 8, 2011 – Given Imaging Ltd. (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that Germany’s Institut fuer das Entgeltsystem im Krankenhaus (INEK, Institute for Reimbursement in Hospitals) has published the 2011 update of the Diagnosis Related Group (DRG) Codes and Grouper algorithm [determining the level of reimbursement] which now includes an inpatient reimbursement pathway for PillCam®  COLON capsule endoscopy.

The 2011 Grouper, in conjunction with the procedural code (OPS code1-656), published at www.g-drg.de is effective January 1, 2011, covering any publicly insured individual, or approximately 90 percent of the German population. It establishes a reimbursement framework for PillCam COLON capsule endoscopy as an inpatient hospital procedure for a number of cases, including left-sided colitis with an incomplete colonoscopy, enabling hospitals to seek reimbursement for such cases.

Under the German DRG system, there is no pre-determined reimbursement value for the PillCam COLON capsule endoscopy procedure, and the amount of reimbursement is determined on a case-by-case basis based on the Grouper algorithm which takes into account various elements, including the base diagnosis, co-morbidities or any additional procedures.

“Initial data show PillCam COLON capsule endoscopy is a safe, accurate method for visualizing the colon that will be a useful tool in cases where the gastroenterologist is unable to view the entire colon via other examinations,” said Prof. Horst Neuhaus, Department of Internal Medicine, Evangelisches Krankenhaus Düsseldorf, Germany, and President of the European Society for Gastrointestinal Endoscopy (ESGE).

After receiving the CE Mark in 2009, Given Imaging launched a focused educational effort for PillCam COLON 2 in Europe in 2010.  The Company now plans to work closely with physicians and hospitals in Germany to educate them on the benefits of PillCam COLON capsule endoscopy and the new reimbursement structure under the DRG system.  Given Imaging will be conducting additional PillCam COLON 2 trials in Germany and other locations in Europe and the U.S. to expand the body of data available.  As a result, the company expects modest sales growth of PillCam COLON 2 in Germany over time.

“Germany is the first country to issue a reimbursement code for PillCam COLON capsule endoscopy, making this an important milestone for Given Imaging in its efforts to expand access to this new patient-friendly colon imaging technology.  We believe it validates the importance of PillCam COLON capsule endoscopy and shows that the medical community sees a role for the procedure as an additional diagnostic tool for GI disorders,” said Homi Shamir, President and Chief Executive Officer, Given Imaging Ltd.  “We continue to advance the clinical study of PillCam COLON 2 around the world to provide physicians with the body of evidence needed to develop guidelines and diagnostic algorithms.  PillCam COLON capsule endoscopy could be an attractive alternative for those patients who are unable or refuse to get a colonoscopy.”

Given Imaging is sponsoring the First International Colon Capsule Expert Meeting that will take place February 17-18 in Tarquinia, Italy. Physicians will gather to discuss topics pertaining to colon capsule endoscopy and develop consensus guidelines.  The meeting will be led by Prof. Guido Costamagna, Italy, Prof. Horst Neuhaus, Germany and Prof. Jean-Paul Galmiche, France, and is endorsed by the European Society of Gastrointestinal Endoscopy.

About Colon Cancer
Colorectal cancer remains a potentially fatal disease that generally can be prevented through early detection. Colon cancer occurs in the large intestine (colon), the lower part of the digestive system while rectal cancer occurs in the last 15-20 centimeters of the colon. Together, they're often referred to as colorectal cancers.

Colon and rectal cancers begin in the digestive system and develop when cells that line the colon or the rectum become abnormal and grow exponentially. Most cases of colon cancer begin as small, non-cancerous (benign) clumps of cells called adenomatous polyps. Only certain kinds of polyps have the potential to become cancerous, and in most people, colorectal cancers develop slowly over a period of several years.

About PillCam COLON 2
The PillCam COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. PillCam COLON capsule endoscopy presents additional risks, including risks associated with the drug products used to prepare the patient for the procedure, which are currently used for colonoscopy, and to move the capsule through the patient’s digestive tract faster. It may also present other risks that are unknown, but which the clinical studies are designed to detect. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses miniature video cameras in a capsule, wireless technology, and advanced software to provide physicians with clear images of the small intestine via PillCam® SB and the esophagus through PillCam® ESO. The PillCam® COLON video capsule, which is an investigational device in the U.S., is designed to visualize the colon. Given Imaging's other capsule products include the Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "will," "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.